Exhibit 99.1

Luckin Coffee Reaches Settlement with U.S. Securities and Exchange Commission

New York, December 16, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (the “Company” or “Luckin Coffee”) (OTC:LKNCY) today announced that it has reached a settlement (the “Settlement”) with the United States Securities and Exchange Commission (the “SEC”) regarding the SEC investigation of fabricated transactions perpetrated by certain former executives and employees, as disclosed in the Company’s press release on April 2, 2020.

“This settlement with the SEC reflects our cooperation and remediation efforts, and enables the Company to continue with the execution of its business strategy,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “The Company’s Board of Directors and management are committed to a system of strong internal financial controls, and adhering to best practices for compliance and corporate governance.”

In connection with today’s announcement, the SEC has filed the proposed Settlement in the United States District Court for the Southern District of New York (the “Court”) today. The Settlement is subject to the Court’s approval.

Under the terms of the Settlement, the Company, without admitting or denying the allegations of the SEC, consented to the entry of an order (i) requiring the Company to pay a civil money penalty in the amount of US$180 million to the SEC, which shall be offset by any cash payments made by the Company to its security holders pursuant to any schemes of arrangement approved by the Cayman court in the proceeding for the Company’s provisional liquidation and structuring, provided the final distribution plan is not reasonably objectionable to the SEC staff, and (ii) permanently enjoining the Company from violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934.

In settling this matter, the SEC acknowledged that the Company self-reported the fabricated transactions to the SEC staff, cooperated with the SEC throughout its investigation and promptly undertook significant remedial efforts. These efforts included initiating an internal investigation, terminating certain personnel, terminating relationships with third parties involved in the fraudulent conduct, reorganizing its finance department and adding internal accounting controls.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: +1 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449